Exhibit 99.1

Corporate Office Minefinders Corporation Ltd. 2288-1177 West Hastings Street Vancouver, BC, Canada V6E 2K3 T 604 687 6263 F 604 687 6267

NEWS RELEASE

MINEFINDERS PROVIDES RESERVE AND RESOURCE UPDATE FOR ITS DOLORES MINE

Vancouver, British Columbia – May 4, 2011 – Minefinders Corporation Ltd. today announced updated gold and silver mineral reserves and resources for the Dolores Mine.

Fiscal 2010 marked the first meaningful exploration drilling program at Dolores since the commencement of the development of the mine in 2006 and this is the first update of reserves and resources for Dolores since 2008.

The new gold and silver reserves are current to December 31, 2010 and are sufficient to sustain open pit production for the next 16 years at current throughput rates. The open pit gold and silver reserves base at the Dolores Mine consists of 2.024 million ounces of gold and 114.52 million ounces of silver, or 4.226 million gold equivalent ounces (“AuEq”).

The new reserves are contained in 107.64 million tonnes of proven and probable ore having an average grade of 0.58 grams per tonne (“gpt”) gold and 33.1 gpt silver and using appropriate dollar value cut-off grades based on assumed metal prices of $1,200 per gold ounce and $23 per silver ounce.

Dolores Mine – Proven and Probable Reserves Estimate, December 31, 2010(1)

	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade (gpt)	AuEq Ounces (million)
Proven	62.43	1.254	0.62	68.54	34.2	1.28	2.572
Probable	45.21	0.770	0.53	45.98	31.6	1.14	1.654
Proven and Probable	107.64	2.024	0.58	114.52	33.1	1.22	4.226

(1)
Proven and probable reserves have been estimated as of December 31, 2010 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Minefinders personnel prepared these estimates with independent review by Chlumsky, Armburst and Meyer. Robert L Sandefur, P.E. is the Qualified Person as defined in NI 43-101 for this mineral reserve statement. Unless otherwise noted, the December 31, 2010 proven and probable reserve estimate, uses appropriate dollar cut-off grades for ore polygons based on assumed metal prices of $1,200 per gold ounce and $23 per silver ounce and predicted metallurgical recoveries.  Gold equivalent grade is based on a 52 to one silver to gold ratio without regard to metallurgical recoveries.

The total measured and indicated mineral resources used for estimation of the mineral reserves at Dolores incorporate all drilling through the end of 2010. The resources are currently estimated at 2.646 million ounces of gold and 139.5 million ounces of silver contained in 151.9 million tonnes. An additional 326,214 ounces of gold and 16.1 million ounces of silver, contained in 27.6 million tonnes are classified as inferred resources. Complete reserves and resources at various cut off grades for the Dolores Mine are presented in the attached tables.

The estimation of the new reserve and resource reflects several improvements in methodology over the prior 2008 model. The most significant of these improvements is the incorporation of mining dilution in the 2010 resource estimate to better predict dilution. The 2008 resource model was undiluted, with dilution applied in generating the reserve model. Additional changes in methodology are as follows:

•
A computer model using 6 discrete structural domains within the deposit was used for the 2010 resource estimate.  The previous estimate used hand-constructed high-grade and low-grade envelopes and single interpolation geometry.

•
Drill hole assays are capped separately on gold and silver, with different capping employed in each of the 6 structural domains, consistent with the differences in grade distribution within those domains.  The additional capping lowers the predicted average grades making the model more conservative.  Drill holes are composited following capping using 5 metre composites instead of the 2 metre composites used in the 2008 model.

•
New resources were interpolated using ordinary kriging of gold and silver separately for each of the high-grade and low-grade zones and each structure instead of the inverse distance method used in previous estimations.

Despite the reduction in gold grades in the reserve, there are a number of factors which increase the economic value of the project at lower grades. Firstly, current silver prices increase the importance of silver to the value of blocks in the estimation with a large number of blocks of moderate silver grade and low gold grade being economic at model silver prices of $23 per ounce.  While reducing the average gold grade, inclusion of such blocks is proper practice.

Secondly, higher combined gold and silver prices result in blocks of lower average grade being economic, lowering average grades of both gold and silver. Finally, portions of the pit expansion are in areas with lower average grades than were considered in the original pit design. Inclusion of these new reserves reduces the average grade of the total tonnes. At present, the updated 2010 model is reconciling closely to actual production tonnes and grades.

Future Expansion Opportunities

The Company is continuing to assess the addition of a milling operation at the Dolores Mine and the development of the underground resource at Dolores. Some of the measured, indicated and inferred mineralization is currently located below and adjacent to the updated open pit plan. The Company is evaluating an underground exploration program to target this mineralization for underground mining. Any reserves identified through this program would be accretive to production and additional to the current reserves.

One of the advantages of the scenarios being considered in the mill feasibility is that tonnage diverted from the leach process to the mill makes additional pad space available.  This would allow for production of additional leach tonnes, further increasing the available reserves.
In 2011, the Company expects to invest $3.5 million to complete approximately 20,000 metres of drilling at Dolores and will continue to focus on expanding both open pit and underground resources, specifically in the South Extension, North Dome and East Dike target areas, all of which remain open along strike and at depth.

Quality Control and Assurance

The updated resource and reserve estimation for the Dolores Mine was prepared by personnel of Minefinders Corporation Ltd. and was reviewed by Chlumsky, Armbrust and Meyer LLC of Lakewood, Colorado (“CAM”).

Robert L Sandefur, P.E. is the "qualified person" as defined in NI 43-101 for this reserve and resource statement.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

MINERAL RESERVES - PROVEN AND PROBABLE

Cut-off (gpt AuEq)*	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade (gpt)**
0.2	119,137,050	2,075,999	0.542	117,627,167	30.7	1.133
0.3	103,408,021	2,007,374	0.604	113,135,045	34.0	1.258
0.4	83,001,463	1,885,293	0.707	105,032,043	39.4	1.368
0.5	64,824,711	1,746,280	0.838	95,890,106	46.0	1.723
0.6	51,680,984	1,623,827	0.977	87,746,119	52.8	1.993
1.0	30,492,690	1,344,830	1.372	70,398,214	71.8	2.753
1.5	20,515,737	1,118,517	1.696	57,627,587	87.4	3.376
2.0	13,347,473	890,427	2.075	44,795,968	104.4	4.083

MINERAL RESOURCES – MEASURED AND INDICATED

Cut-off (gpt AuEq)*	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade (gpt)**
0.2	187,168,418	2,808,351	0.467	148,932,250	24.8	0.934
0.3	151,904,139	2,646,975	0.542	139,478,988	28.6	1.092
0.4	113,889,315	2,404,534	0.657	125,737,334	34.3	1.317
0.5	83,925,445	2,159,102	0.800	111,948,445	41.5	1.598
0.6	64,789,904	1,969,472	0.946	100,983,618	48.5	1.879
1.0	36,299,504	1,579,224	1.353	78,879,494	67.6	2.653
1.5	23,777,543	1,287,636	1.684	63,510,340	83.1	3.282
2.0	14,962,161	1,004,446	2.088	47,963,848	99.7	4.005

MINERAL RESOURCES – MEASURED

Cut-off (gpt AuEq)*	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade** (gpt)
0.2	96,587,826	1,605,129	0.517	83,718,850	27.0	1.036
0.3	80,050,610	1,530,279	0.595	79,241,979	30.8	1.187
0.4	61,857,757	1,415,775	0.712	72,508,982	36.5	1.414
0.5	46,836,549	1,293,629	0.859	65,502,085	43.5	1.696
0.6	36,734,441	1,194,358	1.011	59,652,930	50.5	1.982
1.0	21,765,502	989,672	1.414	48,087,568	68.7	2.735
1.5	14,558,872	823,659	1.760	39,004,084	83.3	3.362
2.0	9,291,428	652,792	2.185	83,718,850	99.9	4.106

MINERAL RESOURCES – INDICATED

Cut-off (gpt AuEq)*	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade** (gpt)
0.2	90,584,324	1,203,357	0.413	65,206,084	22.4	0.844
0.3	71,856,401	1,116,743	0.483	60,272,682	26.1	0.985
0.4	52,033,568	988,672	0.591	53,231,017	31.8	1.203
0.5	37,090,620	865,371	0.726	46,434,526	38.9	1.474
0.6	28,057,187	775,032	0.859	41,331,407	45.8	1.740
1.0	14,534,863	589,634	1.262	30,790,123	65.9	2.529
1.5	9,219,244	463,983	1.565	24,506,244	82.7	3.155
2.0	5,671,306	351,683	1.929	18,134,789	99.5	3.842

MINERAL RESOURCE - INFERRED

Cut-off (gpt AuEq)*	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade** (gpt)
0.2	40,786,301	388,139	0.296	19,459,389	14.8	0.581
0.3	27,632,397	326,214	0.367	16,133,009	18.2	0.717
0.4	17,359,931	256,959	0.460	12,764,245	22.9	0.900
0.5	11,089,833	202,514	0.568	10,118,552	28.4	1.114
0.6	7,451,842	164,086	0.685	8,219,877	34.3	1.345
1.0	2,755,033	96,750	1.092	4,788,327	54.1	2.132
1.5	1,323,119	62,140	1.461	3,223,125	75.8	2.919
2.0	668,668	40,646	1.891	2,087,209	97.1	3.758
*Gold-equivalent (AuEq) mine cut-off grades are based on a silver to gold ratio of 75 to one.
**AuEq grade is based on a silver to gold ratio of 52 to one.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended March 31, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.